

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 1, 2011

<u>Via E-mail</u>
Robert Weber
Chief Financial Officer
Harbor BioSciences, Inc.
9191 Towne Centre Drive, Suite 409
San Diego, California 92122

      Re: **Harbor BioSciences, Inc.**
             Preliminary Proxy Statement
             Filed August 17, 2011
             Revised Preliminary Proxy Statement
             Filed August 31, 2011
             File No. 001-34584

Dear Mr. Weber:

       We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                   Sincerely,

                                   /s/ Jeffrey P. Riedler

                                   Jeffrey P. Riedler
                                   Assistant Director

cc: Michael Brown (Stradling Yocca Carlson & Rauth)